Montgomery, McCracken, Walker & Rhoads, llp

attorneys at law

Don E. Felice	123 South Broad Street	Direct Dial
Admitted in Pennsylvania, New Jersey	Avenue of the Arts	(215) 772-7385
Philadelphia, PA 19109-1029
	215-772-1500	dfelice@mmwr.com
Fax 215-772-7620

October 29, 2010

Mr. Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	The Industry Leaders Fund (the “Registrant” or “Fund”)
Form N-1A Post-Effective Amendment No. 23 (“PEA No. 23”)
File Nos. (33-62893 /811-09150)

Dear Mr. Eskildsen:

On behalf of the Registrant, we have prepared the following response to the SEC Staff’s comments on PEA No. 23 which you provided by telephone to my office on October 14, 2010.

With Respect to the Prospectus:

1.                                      Comment:  You noted that the date of the prospectus was missing from the cover page and requested that certain language be deleted from the cover page.

Response:  The cover page has been updated as requested.

2.                                      Comment:  You requested that the footnote be deleted from the “Fees and Expenses” table and a corresponding parenthetical added to the “Other Fund Expenses” line in the table.

Response:  The disclosure has been updated as requested.

3.                                      Comment:  You requested that the information contained in the footnote to the third bullet point in the “Principal Investment Strategies” be incorporated into the main body of text.

Response:  The disclosure has been updated as requested.

4.                                      Comment:  In the fourth bullet point of the “Principal Investment Strategies,” you suggested that the reference to the “substantial capitalization” of companies generally selected by the Fund’s Portfolio Strategy be numerically quantified.

•     Philadelphia, PA     •      Cherry Hill, NJ     •     Wilmington, DE     •     Berwyn, PA      •     West Chester, PA     •

A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA

LOUIS A. PETRONI — NEW JERSEY RESPONSIBLE PARTNER

Response:  As we discussed, the Fund’s investment portfolio is selected through the use of a quantitative formula that does not have any minimum capitalization requirements.  The reference to “substantial capitalization” is a descriptor of the type of security generally selected by the Portfolio Strategy and not an investment criteria.  Registrant does not believe that it would be appropriate to quantify the term as that could lead investors to believe that there was such a minimum capitalization requirement.

5.                                      Comment:  In the “Principal Risks of Investing in the Fund” section, you requested that the reference to the risk that the “stock market” may go down be changed to reference the securities in which the Fund invests.

Response:  The disclosure has been updated as requested.

6.                                      Comment:  You requested that the last two bullet points in “Principal Risks of Investing in the Fund” be deleted.

Response:  The disclosure has been updated as requested.

7.                                      Comment:  In the “Performance: Total Returns” section, you requested that the third sentence be deleted and the fourth sentence moved to the next page.

Response:  The disclosure has been updated as requested.

8.                                      Comment:  With respect to the Performance Bar Chart, you requested that the year-to-date performance information be deleted.

Response:  The disclosure has been updated as requested.

9.                                      Comment:  With respect to the “Average Annual Total Returns” table, you requested that the notation that the table was unaudited be deleted.

Response:  The disclosure has been updated as requested.

10.                               Comment:  Also with respect to the “Average Annual Total Returns” table, you requested that the footnotes be deleted and the information therein be incorporated into the table proper.

Response:  The disclosure has been updated as requested.

11.                               Comment:  You requested that the information on the Fund’s second benchmark index be moved up to the “Performance: Total Returns” section along with a description of why the Fund included a second index.

Response:  Registrant has deleted the second index.

12.                               Comment:  In the disclosure following the “Average Annual Total Returns” table, you noted that certain disclosure should be deleted if it were not applicable to the actual returns.

Response:  The disclosure is applicable to the Fund’s actual returns and has not been deleted.

13.                               Comment:  In the “Purchase and Sale of Fund Shares” disclosure on page 5, you requested that the first sentence in the third paragraph be deleted.

Response:  The disclosure has been updated as requested.

14.                               Comment:  In the “Tax Information” disclosure on page 5, you requested that the phrase “long-term” be added to the second paragraph.

Response:  The disclosure has been updated as requested.

15.                               Comment:  In the “More Information About the Portfolio Strategy” section on page 14, you asked that the Fund’s investment objective be re-stated.

Response:  The disclosure has been updated as requested.

16.                               Comment:  In the “More Information About the Portfolio Strategy” section on page 14, you asked that the description of the Fund’s investment strategy be expanded.

Response:  The disclosure has been updated as requested.

17.                               Comment:  On the back cover of the prospectus, you requested that the SEC address be corrected.

Response:  The disclosure has been updated as requested.

With Respect to the SAI:

1.                                      Comment:  On the cover page of the SAI, you requested that both the date of the SAI and a cross reference to the prospectus be added.

Response:  The disclosure has been updated as requested.

2.                                      Comment:  You requested that the Board disclosure on page 13 be expanded.

Response:  The disclosure has been updated as requested.

Additional Comment:

1.                                      Comment:  You inquired as to the filing of the Fund’s fidelity bond for 2010.

Response:  The fidelity bond has since been filed.

I trust that the foregoing is responsive to your comments.  If you have any further questions, please contact me at (215) 772-7385.

Very truly yours,

Don E. Felice

cc: Gerald Sullivan